SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of June, 2007
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                        Commission File Number 001-13908
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                               INVESCO, PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  INVESCO Announces $500 Million Stock Repurchase
                                Program
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
For Immediate Release
Contact:         Michael S. Perman, Company Secretary
Phone:           +44 (0) 20 7065 3942
Contact:         Aaron Uhde, Assistant Treasurer & Director of Investor
                 Relations
Phone:           +1 404 479-2956
Contact:         Doug Kidd, Managing Director, Communications
Phone:           +1 404 479-2922

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            INVESCO Announces $500 Million Stock Repurchase Program

London, June 14, 2007 - INVESCO (NYSE: IVZ) announced today that its Board of Directors has authorized the repurchase of up to $500,000,000 of the company's outstanding ordinary shares.

"The Board's approval of a stock repurchase plan reaffirms its confidence in the company's strategic direction and its commitment to building long-term value for INVESCO's shareholders," noted INVESCO President and CEO Martin L. Flanagan. "Today's announcement follows our stated capital policy of implementing advantageous stock repurchases as a complementary approach to returning capital to our shareholders through a progressive dividend policy."

The stock repurchase authorization has an expiration date of June 30, 2008. The timing of stock repurchases and the number of shares of common stock to be repurchased will be at management's discretion after consideration of factors such as market conditions, available cash flow from operations, established and special trading blackout periods, and other general economic and corporate factors. Repurchases under the program generally will be made from the company's available working capital.

Any repurchases will be made in accordance with INVESCO's general authority to repurchase shares approved at the annual general meeting held on May 23, 2007 and in accordance with Chapter 12 of the UK Listing Rules. Consequently the maximum price paid will be limited to no more than 105 per cent of the average middle market closing price of INVESCO PLC shares for the 5 dealing days preceding the date of purchase. The shares repurchased will be held as Treasury shares.

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INVESCO PLC is one of the world's largest independent investment management organizations dedicated to helping people worldwide build their financial security. Operating principally through the AIM, AIM Trimark, Atlantic Trust, INVESCO, Invesco Perpetual, PowerShares and WL Ross & Co. brands, INVESCO PLC strives to deliver outstanding performance and service across a comprehensive array of investment products for individuals and institutions around the world. For more information go to www.invesco.com.





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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  14 June, 2007                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary